Exhibit 99.1

September 8, 2025

Diversified Energy Expanding Leadership Position in Oklahoma with Accretive Acquisition of Canvas Energy

Delivers Approximately 18% and 29% Increase in Adjusted EBITDA and Free Cash Flow, Driven by a 13% Increase in Production While Adding Proved Reserves

Complementary Producing Assets and Adjacent Acreage Expected to Drive Meaningful Synergies and Asset Optimization Opportunities

Initial Transaction Utilizing Funds from Carlyle Strategic Partnership

Diversified Energy Company PLC (LSE:DEC; NYSE:DEC) (“Diversified” or the “Company”) is pleased to announce that it has entered into an agreement to acquire Canvas Energy (the “Seller”) (together with the assets, the “Acquisition”) for total consideration of approximately $550 million. The Acquisition adds complementary operated producing properties and acreage positions in Oklahoma, concentrated in Major, Kingfisher, and Canadian Counties (the “Assets”, and Diversified as enlarged by the Acquisition, the "Enlarged Group").  Included in the Acquisition are approximately 23 high quality wells that have been turned to sales in the last 12 months.

The Acquisition complements Diversified's existing Oklahoma asset portfolio and is underpinned by high EBITDA margins(a) of ~70%, contributing an estimated $155 million of NTM Adjusted EBITDA(c) before any anticipated synergies. Diversified’s established integration playbook and corporate infrastructure are anticipated to unlock significant and sustainable value with fast, effective and efficient integration. Familiarity with the asset base and the combined operational density provides for significant expense saving opportunities supporting Diversified's cash flow optimization focus.

TRANSACTION HIGHLIGHTS

•	Purchase price of ~$550 million with a purchase price multiple of ~3.5x on NTM EBITDA(c)

•	Current net production of ~147 MMcfepd (24 Mboepd)(b)
◦	~13% increase to stand alone Diversified(b)

•	Proved PV-10 of ~$690 million(h), and ~200 MMBoe of Total Reserves(g)

•	Estimated NTM EBITDA of ~$155 million(c), before anticipated synergies
◦	~18% & ~29% expected increase in Adj. EBITDA and Free Cash Flow, respectively

•	Anticipate meaningful annual run rate synergies

•	Significant operational overlap in Central Oklahoma, with a combined ~1.6 million net acres

•	Acquisition includes commercially attractive undeveloped acreage with meaningful development locations, providing optionality for portfolio optimization activities

•
Purchase price to be funded through a privately rated bilaterally structured asset-backed securitization originated by Carlyle, existing liquidity, and issuance of ~3.4 million Diversified shares to the Seller with an expected close of the Acquisition during the fourth quarter of 2025

USD Millions unless otherwise noted	Diversified	Canvas
Current Production (MMcfe/d)(b)	~1,135	~147
Commodity Mix	~73% Natural Gas ~27% Liquids	~43% Natural Gas ~57% Liquids
2025E Adj. EBITDA / NTM EBITDA(c)	~$850	~$155
2025E Free Cash Flow / NTM FCF(d)	~$420	~$123
EV/2025E Adj. EBITDA / NTM EBITDA(e)	~4.5x	~3.5x
Leverage(f)	2.6x	0.6x
PV-10 of Total Proved Reserves(g)	~$5.8 Billion	~$1.4 Billion
PV-10 of PDP(h)	~$5.4 Billion	~$0.7 Billion

The Acquisition is, in the Board's opinion, in the best interests of the shareholders of the Company as a whole.

Commenting on the Acquisition, CEO Rusty Hutson, Jr. said:

“This purchase strengthens Diversified by further expanding our footprint in our Oklahoma operating area with targeted assets that are a perfect fit for increasing our scale, allowing for synergy capture and providing meaningful opportunities for margin enhancement, that ultimately will grow and bolster our cash flow. We are excited to leverage our strategic partnership with Carlyle for funding accretive acquisitions and are pleased with the collective team's collaboration. This initial transaction serves as an important milestone in our relationship and we look forward to growing our combined portfolio of high quality assets.  Importantly, this acquisition extends our proven track record of acquiring cash generating energy assets at attractive valuations. We remain committed to our capital allocation strategy and believe the accretive nature of this transaction on per share metrics creates significant long-term value for shareholders."

TRANSACTION CONSIDERATION

The Acquisition will be funded through a combination of the issuance of approximately 3.4 million new U.S. dollar-denominated ordinary shares direct to the Seller, a privately rated and bilaterally structured asset-backed securitization originated by Carlyle of up to $400 million supported by the Assets, along with the balance in cash from existing liquidity under the Company's borrowing capacity, subject to any purchase price adjustments. The ordinary shares will be subject to a customary commercial registration lock-up agreement. The Company expects to close the Acquisition during the fourth quarter of 2025.

ADVISORS

Kirkland & Ellis LLP is serving as legal advisors, and KeyBanc Capital Markets is serving as financial advisor to Diversified on the Acquisition. Legado Capital Advisors, LLC and TCG Capital Markets are serving as joint structuring agents and advisors on Diversified’s debt financing in connection with the Acquisition. Evercore is serving as Canvas's financial advisor. BofA Securities, Inc. is also serving as a financial advisor to Canvas. Sidley Austin LLP is serving as legal advisor to Canvas.

UK LISTING RULES

The Acquisition, because of its size in relation to Diversified, constitutes a “significant transaction” for the purposes of the Listing Rules, and is therefore notifiable in accordance with UKLR 7.3.1R and 7.3.2R. Additional details as required under the Listing Rules are presented in Appendix 1.

PRESENTATION AND WEBCAST

Diversified will host a conference call and webcast Tuesday, September 9th at 1:30 p.m. BST (8:30 a.m. EST) to discuss the Acquisition.

The conference call details are as follows:

U.S. (toll-free)	+	1 877 836 0271
U.K. (toll-free)	+	44 (0)800 756 3429
Webcast		https://www.div.energy/news-events/ir-calendarevents
Replay Information		https://ir.div.energy/financial-info

A presentation detailing the acquisition will be posted to the Company’s website before the conference call. The presentation can be found at https://ir.div.energy/presentations.

Footnotes:

a) Based on historical operating results using total company lease operating statement (LOS) report for the first 9 months of 2024 provided by Canvas management
b) Diversified exit rate production for June 2025. Canvas Energy production as of July 2025
c) Diversified 2025 Management Adjusted EBITDA Guidance (midpoint of range), as previously announced by Diversified Internal Management Projections for Canvas NTM EBITDA for the twelve months based upon the effective date of July 1, 2025; for more information, please refer to the "use of Non-IFRS and Non-GAAP Measures."
d) Diversified 2025 Management Adjusted FCF Guidance as previously announced by Diversified and includes the value of anticipated cash proceeds from 2025 asset optimization, Internal Management Projections for Canvas for the twelve months based upon the effective date of July 1, 2025; for more information, please refer to the "use of Non-IFRS and Non-GAAP Measures."
e) Diversified Enterprise Value as of August 28, 2025 and 2025 Adjusted EBITDA Guidance (midpoint of range) as previously announced by Diversified. Canvas Enterprise Value based on Gross Purchase Price and NTM EBITDA based upon Internal Management Projections for the twelve months based upon the effective date of July 1, 2025; for more information, please refer to the "use of Non-IFRS and Non-GAAP Measures."

f) Diversified Net Debt to EBITDA as of August 11, 2025 and 2025 Adjusted EBITDA Guidance midpoint of range) as previously announced by Diversified. Canvas Energy Leverage based on current Canvas corporate debt of $98M and NTM EBITDA.
g) Diversified Total Proved PV-10 as of August 11, 2025. Canvas Total Proved PV-10 as of  March 21, 2025, including producing wells, and undeveloped wells, as provided by the Canvas; for more information, please refer to "Use of Non-IFRS and Non-GAAP Measures."
h) Diversified PDP PV-10 as of  August 11, 2025. Canvas PDP PV-10 includes producing wells, current wells in progress and certain development evaluation locations; based upon internal Company analysis, determined in accordance with generally accepted PRMS standards, using current strip prices as of August 7, 2025; for more information, please refer to "Use of Non-IFRS and Non-GAAP Measures."

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757

Doug Kris	dkris@dgoc.com

Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com

U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on acquiring, managing and optimizing a portfolio of cash generative energy assets, including natural gas and liquids production, transport, marketing, and well retirement. Through our unique and differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

About Canvas Energy

Canvas Energy Inc. is a private oil and natural gas exploration and production company headquartered in Oklahoma City. For more information, visit the Company’s website at www.canvasenergy.com.

Important Notices

The information contained in this announcement is inside information as stipulated under the UK Market Abuse Regulation. Upon publication of this announcement, this inside information is now considered to be in the public domain. The information contained in this announcement is for information purposes only and does not purport to be complete. The information in this announcement is subject to change.

This announcement is an announcement and not a circular or equivalent document and prospective investors should not make any investment decision on the basis of its contents.

Nothing in this announcement constitutes an offer of securities for sale in any jurisdiction. No person has been authorized to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorized by the Company. Subject to the Listing Rules and the Disclosure Guidance and Transparency Rules of the FCA, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this announcement or that the information in it is correct as at any subsequent date.

Completion is subject to the satisfaction of a number of conditions as more fully described in this announcement. Consequently, there can be no certainty that completion of the Acquisition will be forthcoming.

The contents of this announcement are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice respectively.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements include all matters that are not historical facts. These forward-looking statements, which may contain the words "anticipate", "believe", "intend", "estimate", "expect", "may", "will", "seek", "continue", "aim", "target", "projected", "plan", "goal", "achieve", “opportunity” and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Expected benefits of the Acquisition may not be realized and the Acquisition may not close on the terms described in this release at all. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, including the risk factors described in the "Risk Factors" section in the Company's Annual Report and Form 20-F for the year ended December 31, 2024, filed with the United States Securities and Exchange Commission, and also including the timing, receipt and terms and conditions of any required government or regulatory approvals of the Acquisition that could reduce anticipated benefits or cause the parties to abandon the Acquisition, the ability to successfully integrate the businesses, the occurrence of  any event, change or other circumstances that could give rise to the termination of the merger agreement,  the risk that the parties may not be able to satisfy the conditions to the Acquisition in a timely manner or at all, the risk that any announcements relating to the Acquisition could have adverse effects on the market price of Diversified’s common stock, the risk that the Acquisition and its announcement could have an adverse effect on the ability of Diversified and Canvas to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Acquisition could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may not achieve synergies as expected, the risk that our cash flows may not grow as presently anticipated, the risks relating to the effects and implications of any private credit ratings, and other important factors that could cause actual results to differ materially from those projected. Forward-looking statements speak only as of their date and neither the Company nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. As a result, you are cautioned not to place undue reliance on such forward-looking statements.

Use of Non-IFRS Measures and Non-GAAP Measures

Certain key operating metrics that are not defined under IFRS and GAAP (alternative performance measures) are included in this announcement. These non-IFRS and non-GAAP measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS and non-GAAP metrics in the same way, the manner in which we have chosen to calculate the non-IFRS and non-GAAP metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS and non-GAAP metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS and GAAP. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Diversified Energy's Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business  performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. We are unable to provide a quantitative reconciliation of forward-looking Adjusted EBITDA to the most directly comparable forward-looking IFRS measure because the items necessary to estimate such forward-looking IFRS measure are not accessible or estimable at this time without unreasonable efforts. The reconciling items in future periods could be significant.

Free Cash Flow

As used herein, Free Cash Flow represents cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest, and includes proceeds from divestitures. We are unable to provide a quantitative reconciliation of forward-looking Free Cash Flow to the most directly comparable forward-looking IFRS measure because the items necessary to estimate such forward-looking IFRS measure are not accessible or estimable at this time without unreasonable efforts. The reconciling items in future periods could be significant.

Net Debt

As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash.

PV-10

PV-10 is a non-IFRS financial measure and generally differs from Standardized Measure, the most directly comparable IFRS measure, because it does not include the effects of income taxes on future net cash flows. While the Standardized Measure is free cash dependent on the unique tax situation of each company, PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. In this announcement, PV-10 is calculated using NYMEX pricing. It is not practicable to reconcile PV-10 using NYMEX pricing to standardized measure in accordance with IFRS at this time. Investors should be cautioned that neither PV-10 nor the Standardized Measure represents an estimate of the fair market value of proved reserves.

Appendix 1
Key terms of the Acquisition

Upon the terms and subject to the conditions in acquisition agreement (the “Agreement”), Diversified will acquire Canvas Energy (“Canvas”) through a merger of a newly formed subsidiary of Diversified with and into Canvas, with Canvas surviving the merger as a subsidiary of Diversified. At Completion, Canvas unit holders will receive $495 million in cash and ~3.4 million in Ordinary Shares, subject to adjustment in accordance with the terms of the Agreement

Completion of the Acquisition is subject to various customary closing conditions, including, among other things, (i) the absence of material uncured title and environmental defects, and (ii) the accuracy of each party's representations and warranties (subject to certain materiality qualifiers) and compliance by each party with its covenants under the Agreement in all material respects

The Agreement contains customary representations, warranties and covenants for a transaction of this nature. The Agreement also contains customary pre-closing covenants, including the obligation of each of Diversified and Canvas to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking certain specified actions without the consent of the other party.

The Agreement contains certain termination rights for Diversified and Canvas, including: (i) upon mutual written consent; (ii) for either Diversified or Canvas, if (A) the closing of the Acquisition is not consummated by January 6, 2026; (B) a final non-appealable order enjoining the Acquisition is entered into by any governmental entity; or (C) the required approval of Canvas’ shareholders is not obtained, (iii) for Diversified or Canvas, as applicable, if the other party breaches its covenants, representations or warranties such that any of the related closing conditions in the Agreement would not be satisfied, subject to a specified cure period. The termination rights are subject to important qualifications.

The Agreement further provides that, if the Agreement is terminated by Canvas in the event that Diversified fails to close the Acquisition when required under the Agreement and all closing conditions have been satisfied or waived, Diversified Production, LLC  will be required to pay Canvas a termination fee equal to $55 million (the "Termination Fee").

The ordinary shares will be subject to a customary commercial registration lock-up agreement of six months.

Canvas Financial Information

The gross assets of Canvas as of June 30, 2025 amounted to $689 million. For the twelve-month period ended June 30, 2025, revenue and other income items of Canvas was $304 million, and net income (loss) was $107 million.

Risk Factors

The Acquisition is subject to a number of risks. The risks and uncertainties set out below are those which the Directors believe are the material risks relating to the Acquisition, material new risks to the Group as a result of the Acquisition or existing material risks to the Group which will be impacted by the Acquisition. If any, or a combination of, these risks actually materialize, the business, results of operations, financial condition, cash flows or prospects of the Enlarged Group could be materially and adversely affected. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones that face the Group.

The information given is as at the date of this announcement and, except as required by the FCA, the London Stock Exchange, the Listing Rules, UK Market Abuse Regulations and/or any regulatory requirements or applicable law, will not be updated. Additional risks and uncertainties not currently known to the Directors or that they currently deem immaterial, may also have an adverse effect on the business, financial condition, results of operations and prospects of the Group. If this occurs, the price of the Ordinary Shares may decline and Shareholders could lose all or part of their investment.

The completion of the Acquisition is subject to the satisfaction (or waiver, if applicable) of certain conditions; and if the Acquisition does not complete because any of the conditions are not satisfied (or waived, if applicable), the Company will not realize the perceived benefits of the Acquisition.

The completion of the Acquisition is subject to the satisfaction of various customary closing conditions, including, among other things, (i) the absence of material uncured title and environmental defects, and (ii) the accuracy of each party's representations and warranties (subject to certain materiality qualifiers) and compliance by each party with its covenants under the Agreement in all material respects. Failure to satisfy or, where appropriate, obtain waiver of any of these conditions may result in the proposed Acquisition not being completed. In addition, satisfying the outstanding conditions may take longer, and could cost more, than the Company and Canvas expect. Any delay in completing the proposed Acquisition may adversely affect the Company and the benefits that the Company expects to achieve if the Acquisition is completed within the expected timeframe, which could materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Group.

There can be no assurance that the conditions to the closing of the Acquisition will be satisfied, waived or fulfilled in a timely fashion or that the Acquisition will be completed.

The Company's business relationships may be subject to disruption due to uncertainty associated with the Acquisition.

Parties with which Diversified does business may experience uncertainty associated with the Acquisition, including with respect to current or future business relationships with Canvas, Diversified or the combined business. Diversified's business relationships may be subject to disruption as parties with which Canvas or Diversified does business may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Canvas, Diversified or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on Diversified's ability to realize the anticipated benefits of the Acquisition. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Acquisition or termination of the Agreement, which could materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Group.

The Agreement partially restricts Diversified's ability to pursue a merger where it is not the survivor.

The Agreement contains provisions that restrict the ability of Diversified during the time between signing the Agreement and closing the Acquisition to enter into a business combination with a party other than Canvas if the other party (as opposed to Diversified) were to be the survivor. In addition, Diversified Production, LLC will be required to pay the Termination Fee under certain circumstances if the Agreement is terminated by Canvas in the event that Diversified Production, LLC fails to close the Acquisition when required under the Agreement and all closing conditions have been satisfied or waived. Failure to complete the Acquisition could negatively impact the price of the Ordinary Shares and the future business and financial results of Diversified.

If the Acquisition is not completed for any reason, the ongoing businesses of Diversified may be adversely affected, and without realizing any of the benefits of having completed the Acquisition, Diversified would be subject to a number of risks, including the following:

•	Diversified may experience negative reactions from the financial markets, including negative impacts on its share price;
•	Diversified may experience negative reactions from its customers, vendors, business partners, regulators and employees;
•	Diversified will be required to pay certain costs relating to the Acquisition, whether or not the Acquisition is completed;
•
the Agreement places certain limited restrictions on the conduct of Diversified's business prior to completion of the Acquisition, and such restrictions, the waiver of which is subject to the written consent of Canvas (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, may delay or prevent Diversified from taking certain other limited specified actions, responding effectively to competitive pressures or industry developments or otherwise pursuing business opportunities during the pendency of the Acquisition that Diversified would have made, taken or pursued if these restrictions were not in place;

•
Diversified could be subject to litigation related to any failure to complete the Acquisition or related to any enforcement proceeding commenced against Diversified to perform its obligations under the Agreement;

•
matters relating to the Acquisition (including integration planning) will require substantial commitments of time and resources by Diversified's management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Diversified as an independent company; and

•
in the event of a termination of the Agreement by Canvas if Diversified Production, LLC fails to close the Acquisition when required under the Agreement and all closing conditions have been satisfied or waived, Diversified Production, LLC may be required to pay a termination fee of $55 million to Canvas.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Group.

The levels of Canvas' natural gas and oil reserves and resources, their quality and production volumes may be lower than estimated or expected.

The reserves data for Canvas contained in this announcement has not been audited by a third party on behalf of Diversified. The standards utilized to prepare the reserves information that has been extracted in this announcement may be different from the standards of reporting adopted in other jurisdictions. The data found in the reserves information set forth in this announcement may not be directly comparable to similar information prepared in accordance with the reserve reporting standards of other jurisdictions.

In general, estimates of economically recoverable natural gas, natural gas liquids and oil reserves are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological, geophysical and engineering estimates (which have inherent uncertainties), historical production from the properties or analogous reserves, the assumed effects of regulation by governmental agencies and estimates of future commodity prices, operating costs, gathering and transportation costs and production related taxes, all of which may vary considerably from actual results.

Underground accumulations of hydrocarbons cannot be measured in an exact manner and estimates thereof are a subjective process aimed at understanding the statistical probabilities of recovery. Estimates of the quantity of economically recoverable natural gas and oil reserves, rates of production and, where applicable, the timing of development expenditures depend upon several variables and assumptions, including the following:
•	production history compared with production from other comparable producing areas;
•	quality and quantity of available data;
•	interpretation of the available geological and geophysical data;
•	effects of regulations adopted by governmental agencies;
•	future percentages of sales;
•	future natural gas, natural gas liquids and oil prices;
•	capital investments;
•	effectiveness of the applied technologies and equipment;
•	effectiveness of our field operations employees to extract the reserves;
•	natural events or the negative impacts of natural disasters;
•	future operating costs, tax on the extraction of commercial minerals, development costs and workover and remedial costs; and
•	the judgment of the persons preparing the estimate.

As all reserve estimates are subjective, each of the following items may differ materially from those assumed in estimating reserves:
•	the quantities and qualities that are ultimately recovered;
•	the timing of the recovery of natural gas and oil reserves;
•	the production and operating costs incurred;
•	the amount and timing of development expenditures, to the extent applicable;
•	future hydrocarbon sales prices; and
•	decommissioning costs and changes to regulatory requirements for decommissioning.

Many of the factors in respect of which assumptions are made when estimating reserves are beyond Canvas’ and the Company's control and therefore these estimates may prove to be incorrect over time. Evaluations of reserves necessarily involve multiple uncertainties. The accuracy of any reserves evaluation depends on the quality of available information and natural gas, natural gas liquids and oil engineering and geological interpretation. Furthermore, less historical well production data is available for unconventional wells because they have only become technologically viable in the past twenty years and the long-term production data is not always sufficient to determine terminal decline rates. In comparison, some conventional wells in Canvas' portfolio have been productive for a much longer time. As a result, there is a risk that estimates of the shale reserves are not as reliable as estimates of the conventional well reserves that have a longer historical profile to draw on. Interpretation, testing and production after the date of the estimates may require substantial upward or downward revisions in the reserves and resources data. Moreover, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Actual production, revenues and expenditures with respect to reserves will vary from estimates and the variances may be material.

If the assumptions upon which the estimates of Canvas’ natural gas and oil reserves prove to be incorrect or if the actual reserves available to Canvas are otherwise less than the current estimates or of lesser quality than expected, the Enlarged Group may be unable to recover and produce the estimated levels or quality of natural gas, natural gas liquids or oil set out in this announcement and this may materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Enlarged Group.

The PV-10 of the Canvas will not necessarily be the same as the current market value of Canvas’ estimated natural gas, natural gas liquids and oil reserves.

The present value of future net cash flows from the reserves of Canvas is the current market value of the estimated natural gas, natural gas liquids and oil reserves of Canvas. The PV-10 of Canvas is the present value of future cash flows from the reserves of Canvas given a discount rate of 10 per cent. Actual future net cash flows from Canvas’ natural gas and oil properties will be affected by factors such as:
•	actual prices received for natural gas, natural gas liquids and oil;
•	actual cost of development and production expenditures;
•	the amount and timing of actual production;
•	transportation and processing;
•	access to transportation and processing systems and related tariffs and costs;
•	actual costs for decommissioning obligations; and
•	changes in governmental regulations or taxation.

The timing of both the production and the incurrence of expenses in connection with the development and production of the natural gas and oil properties of Canvas will affect the timing and amount of actual future net cash flows from reserves, and thus their actual present value. In addition, the 10% discount factor used when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Canvas or the natural gas and  oil industry in general. Actual future prices and costs may differ materially from those used in the present value estimate.

The Enlarged Group's success will be dependent upon its ability to fully integrate Canvas and deliver the value of the combined underlying businesses; the full financial benefits expected from the Enlarged Group may not be fully achieved.

The Group and Canvas have operated and, until Completion, will continue to operate, independently and there can be no assurance that their businesses can be fully integrated effectively. The success of the Enlarged Group will depend, in part, on the effectiveness of the integration process and the ability of the Enlarged Group to realize the anticipated financial benefits from combining the respective businesses.

While the Directors believe that the financial benefits of the Acquisition and the costs associated with the Acquisition have been reasonably estimated, unanticipated events or liabilities may arise or become apparent which may, in turn, result in a delay or reduction in the benefits anticipated to be derived from the Acquisition, or in costs significantly in excess of those estimated. No assurance can be given that the integration process will deliver all or substantially all of the expected benefits or realize any such benefits within the assumed timeframe, or that the costs to integrate and achieve the financial benefits will not be higher than anticipated.

The Acquisition may have a disruptive effect on the Enlarged Group.

The Acquisition has required, and will continue to require, substantial amounts of investment, time and focus from the management teams and employees of the Group. Further, the demands that the integration process may have on management time could result in diversion of the attention of the Group's management and employees from ongoing operations, pursuing other potential business opportunities and may cause a delay in other projects currently contemplated by the Group. To the extent that the Enlarged Group is unable to efficiently integrate the operations of the Group and Canvas, realize anticipated financial benefits, retain key personnel and avoid unforeseen costs or delay, there may be a material adverse effect on the business, results of operations, financial condition, cash flows or prospects of the Enlarged Group.

Litigation

The Group

There are no, and have not been, any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Company's or the Group's financial position or profitability.

Canvas

There are no, and have not been, any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Canvas is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on Canvas’ or the Canvas Group's financial position or profitability.

Material Contracts

The Group

Other than the Agreement, the following is a summary of those material contracts, not being contracts entered into in the ordinary course of business, which have been entered into by the Company or any member of the Group within the two years immediately preceding the date of this document and of those other contracts, not being contracts entered into in the ordinary course of business by any member of the Group, that contain provisions under which the Company and/or any member of the Group has an obligation or entitlement which is or may be material to the Group as at the date of this document and which shareholders would require for the purpose of making a properly informed assessment of the transaction and its impact on Diversified:

(a) Maverick Merger Agreement

On 24 January 2025, the Group executed a merger agreement (the “Maverick Merger Agreement”) in connection with the acquisition of the Maverick Group by the Group, which was completed on 14 March 2025. The Group paid purchase consideration of approximately $445 million, inclusive of customary purchase price adjustments. The purchase consideration consisted of the issuance of 21,194,213 new ordinary shares direct to the unitholders of Maverick, and approximately $210 million in cash. As part of the acquisition, the Group paid off on the acquisition date approximately $201 million balance outstanding on Maverick’s credit facility and assumed approximately $518 million of ABS Maverick Notes outstanding.

The Maverick Merger Agreement is governed by the laws of the State of Delaware.

(b) Registration Rights Agreement

On 14 March 2025, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Maverick unitholders receiving at least 1% of the Ordinary Shares outstanding as at 14 March 2025 pursuant to which the Company, on the terms set forth therein, filed with the U.S. Securities and Exchange Commission a registration statement registering for resale of certain Ordinary Shares. The registration rights agreement provided for a lockup of six months for 33% of the Ordinary Shares, nine months for an additional 33% of the Ordinary Shares, and one year for the remaining 34% of the Ordinary Shares.

(c) Summit purchase and sale agreement

On 18 December 2025, the Company executed a purchase and sale agreement in connection with the acquisition of operated natural gas properties and related midstream pipeline infrastructure located within Virginia, West Virginia and Alabama from Summit Natural Resources, which was completed on 27 February 2025. The total gross purchase price for this acquisition payable by the Group was approximately $42 million.

The Summit purchase and sale agreement is governed by the laws of Texas.

(d) East Texas Assets purchase and sale agreement

On 19 August 2024, the Company executed a conditional purchase and sale agreement (the “East Texas Assets PSA”) in connection with the acquisition of operated natural gas properties located within eastern Texas (the “East Texas Assets”) from Maverick, which was completed on 30 October 2024. The total gross purchase price for this acquisition payable by the Group was $69 million before customary purchase price adjustments and the net consideration for the East Texas Assets consisted of a combination of the allotment and issue of 2,342,445 Ordinary Shares and cash consideration of $41 million.

The East Texas Assets PSA is governed by the laws of the state of Texas, United States.

(e) Crescent Pass purchase and sale agreement

On 9 July 2024, the Company executed a conditional purchase and sale agreement (the “Crescent Pass PSA”) in connection with the acquisition of high-working interest, operated natural gas properties and related facilities located within eastern Texas (the “Crescent Pass Assets”) from Crescent Pass Energy (“Crescent Pass”), which was completed on 15 August 2024. The gross consideration for this acquisition amounted to $101 million and after customary purchase price adjustments. The net consideration for the acquisition of the Crescent Pass Assets comprised the issue of 2,249,650 new Ordinary Shares to Crescent Pass (subject to a customary commercial lock-up agreement), and cash consideration of $71 million.

The Crescent Pass PSA is governed by the laws of the state of Texas, United States.

(f) Oaktree membership interest purchase agreement

On 18 March, 2024 the Company’s subsidiaries, Diversified Production LLC and Diversified Gas & Oil Corporation entered into a membership interest purchase agreement (the “Oaktree MIPA”) with OCM Denali INT Holdings PT, LLC, a subsidiary of Oaktree Capital Management, L.P., to acquire 100% of the limited liability company interests in OCM Denali Holdings, LLC (the “Oaktree Assets”) from Oaktree Capital Management L.P., which was completed on 7 June 2024. The gross purchase price for this acquisition amounted to $410 million and after customary purchase price adjustments, the net purchase price was approximately $377 million.

The Oaktree MIPA is governed by the laws of Delaware, United States.

(g) ABS VII Notes

In November 2023, the Group formed DP Lion Equity Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class A and Class B asset-backed securities (collectively “ABS VII”) which are secured by certain upstream producing assets in Appalachia. The ABS VII Class A Notes are rated BBB+ and were issued for an aggregate principal amount of $142 million. The ABS VII Class B Notes are rated BB- and were issued for an aggregate principal amount of $20 million.

The ABS VII Class A Notes accrue interest at a stated 8.243% rate per annum and have a final maturity date of November 2043 with an amortising maturity of February 2034. The ABS VII Class B Notes accrue interest at a stated 12.725% rate per annum and have a final maturity date of November 2043 with an amortising maturity of August 2032. Interest and principal payments on the ABS VII Class A and Class B Notes are payable on a monthly basis.

In December 2023, the Group divested 80% of the equity ownership in DP Lion Equity Holdco LLC to outside investors, generating cash proceeds of $30 million. The Group evaluated the remaining 20% interest in DP Lion Equity Holdco LLC and determined that the governance structure is such that the Group does not have the ability to exercise control, joint control, or significant influence over the DP Lion Equity Holdco LLC entity. Accordingly, this entity is not consolidated within the Group’s financial statements for the year ended 31 December 2024.

(h) ABS VIII Notes

In May 2024, the Group formed Diversified ABS VIII LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class A-1 and Class A-2 asset-backed securities (collectively “ABS VIII”). The ABS VIII Class A-1 Notes are rated A and were issued for an aggregate principal amount of $400 million. The ABS VIII Class A-2 Notes are rated BBB+ and were issued for an aggregate principal amount of $210 million. The Group used the proceeds to repay the outstanding principal of the ABS III & ABS V Notes, thereby retiring the ABS III & ABS V Notes from the Group’s outstanding debt. Diversified ABS III LLC & Diversified ABS V LLC were concurrently dissolved. The ABS VIII Notes are secured by the collateral previously securing the ABS III & ABS V Notes which includes certain of the Group’s upstream producing, as well as certain midstream, Appalachian assets and the remaining upstream assets in Appalachia that were not securitised by previous ABS transactions.

The ABS VIII Class A-1 Notes accrue interest at a stated 7.076% rate per annum and have a final maturity date of May 2044 with an amortising maturity of March 2033. The Class A-2 Notes accrue interest at a stated 7.670% rate per annum and have a final maturity date of May 2044 with an amortising maturity of March 2033. Interest and principal payments on the ABS VIII Class A-1 and Class A-2 notes are payable on a monthly basis.

During the six month period ended 30 June 2025 and the year ended 31 December 2024, the Group incurred $21.05 million and $25.38 million in interest related to the ABS VIII Notes, respectively. The fair value of the ABS VIII Notes was approximately $583.13 million as of 30 June 2025.

Based on whether certain performance metrics are achieved, ABS VIII is required to apply 25% to 100% of any excess cash flow to make additional principal payments. In particular, (a) (i) if the DSCR as of the applicable payment date is less than 1.45 to 1.00, then 100%, (ii) if the DSCR as of such payment date is greater than or equal to 1.45 to 1.00 and less than 1.50 to 1.00, then 50%, or (iii) if the DSCR as of such payment date is greater than or equal to 1.50 to 1.00, then 25%; (b) if the production tracking rate for ABS VIII is less than 80%, then 100%, else 25%; or (c) if the LTV for ABS VIII is greater than 75%, then 100%, else 25%. During the six month period ended 30 June 2025 and the year ended 31 December 2024, the Group paid $10.22 million and $14.75 million in excess cash flow payments on the ABS VIII Notes, respectively.

In addition, a “second party opinion provider” certified the terms of the ABS VIII Notes as being aligned with the framework for sustainability-linked bonds of the ICMA, applicable to bond instruments for which the financial and/or structural characteristics vary depending on whether predefined sustainability objectives, or SPTs, are achieved. The framework has five key components (i) the selection of KPIs, (ii) the calibration of SPTs, (iii) variation of bond characteristics depending on whether the KPIs meet the SPTs, (iv) regular reporting of the status of the KPIs and whether SPTs have been met and (v) independent verification of SPT performance by an external reviewer such as an auditor or environmental consultant. Unlike the ICMA’s framework for green bonds, its framework for sustainability-linked bonds do not require a specific use of proceeds.

The ABS VIII Notes contain two SPTs. The Group must achieve, and have certified by 28 May 2027 (i) a reduction in Scope 1 and Scope 2 GHG emissions intensity to 2.85 MT CO2e/MMcfe, and/or (ii) a reduction in Scope 1 methane emissions intensity to 1.12 MT CO2e/MMcfe. For each of these SPTs that the Group fails to meet, or fail to have certified by an external verifier that it has met, by 28 May 2027, the interest rate payable with respect to the ABS VIII Notes will be increased by 25 basis points. In each case, an independent third-party assurance provider will be required to certify the Group’s performance of the above SPTs by the applicable deadlines. As of 30 June 2025, the Group met or was in compliance with all sustainability-linked debt metrics.

(i) ABS IX Notes

In June 2024, the Group formed DP Mustang Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS IX”, formerly the “ABS Warehouse”), to close on a bridge loan facility (the “ABS Warehouse Facility”). The initial draw on the ABS Warehouse Facility was $71 million, including $66.3 million in net proceeds, $3.1 million in restricted cash interest reserve and $1.6 million in debt issuance costs.

The ABS Warehouse Facility is secured by certain producing assets previously collateralising the Credit Facility. The ABS Warehouse Facility has an interest rate of SOFR plus an additional 3.75% and has a legal final maturity date of May 2029. Interest and principal payments on the ABS Warehouse Facility are payable on a monthly basis. The fair value of the ABS Warehouse Facility approximates the carrying value as of 30 June 2025.

In September 2024, the Group issued Class A and Class B asset-backed securities (collectively the “ABS IX Notes”) with a total principal amount of $76.5 million. The Class A Notes were issued with a total principal amount of $71 million, while the Class B Notes were issued with a total principal amount of $5.5 million. The proceeds from these issuances were used to repay the outstanding principal of the ABS Warehouse Facility, effectively retiring it from the Group’s outstanding debt and resulting in a loss on the early retirement of debt amounting to $1.6 million. The Class A Notes carry an annual interest rate of 6.555% and have an amortizing maturity date of December 2034. The Class B Notes carry an annual interest rate of 11.235% and have an amortizing maturity date of September 2030. Both interest and principal payments on the ABS IX Notes are made on a monthly basis.

During the six months ended 30 June 2025 and the year ended 31 December 2024, the Group incurred $2.54 million and $1.46 million in interest related to the ABS IX Notes, respectively. The fair value of the ABS IX Notes was approximately $70.35 million as of 30 June 2025.

During the six month period ended 30 June 2025 and the year ended 31 December 2024, the Group paid $2.72 million and $0.88 million in excess cash flow payments on the ABS IX Notes, respectively.

(j) ABS X Notes

In February 2025, the Group formed Diversified ABS Phase X LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS X”), to issue to issue Class A-1, Class A-2, and Class B asset-backed securities (the “Class A-1 Notes,” “Class A-2 Notes,” “Class B Notes,” and collectively the “ABS X Notes”) with a total principal amount of $530 million. The Class A-1 Notes, rated A-, were issued with a total principal amount of $200 million. The Class A-2 Notes, rated BBB, were issued with a total principal amount of $240 million. The Class B Notes, rated BB-, were issued with a total principal amount of $90 million. The proceeds from these issuances were used to repay the outstanding principal of the ABS I Notes, ABS II Notes, and Term Loan I, effectively retiring those notes from the Group’s outstanding debt. The ABS X Notes are secured by certain upstream producing assets in the Appalachian Region owned by the Group, including those that previously collateralized the ABS I Notes, ABS II Notes, and Term Loan I. Excess proceeds from the issuance of the ABS X Notes were used to fund the Summit acquisition and for general corporate purposes.

The Class A-1 Notes carry an annual interest rate of 5.945%. The Class A-2 Notes carry an annual interest rate of 6.751%. The Class B Notes carry an annual interest rate of 10.398%. These notes have a legal final maturity date of February 2045. Both interest and principal payments on the ABS X Notes are made on a monthly basis.

If ABS X achieves certain performance metrics, it is required to allocate 25% to 100% of any excess cash towards additional principal payments. Specifically, (a) (i) if the Senior DSCR as of the applicable payment date is below 1.45 to 1.00, then 100%, (ii) if the Senior DSCR as of such Payment Date is greater than or equal to 1.45 to 1.00 and less than 1.55 to 1.00, then 50%, or (iii) if the Senior DSCR as of such Payment Date is greater than or equal to 1.55 to 1.00, then 32.5%; (b) if the production tracking rate for ABS X is below 80%, then 100%, otherwise 32.5%; (c) (i) if the Senior LTV is greater than 80%, then 100%, and (ii) if the Senior LTV is greater than 75% but less than or equal to 80%, then 50%, otherwise 32.5%; or if the Aggregate LTV is greater than 90%, then 100%.

(k) Credit Facility

The Group maintains a revolving loan facility with a lending syndicate, the borrowing base for which is redetermined on a semi-annual, or as needed, basis (the “Credit Facility”). The Group’s wholly-owned subsidiary, DP RBL Co LLC, is the borrower under the Credit Facility. The borrowing base is primarily a function of the value of the natural gas and oil properties that collateralise the lending arrangement and will fluctuate with changes in collateral, which may occur as a result of acquisitions or through the establishment of ABS, term loan or other lending structures that result in changes to the Credit Facility collateral base.

In August 2022, the Group amended and restated the credit agreement governing its Credit Facility by entering into the A&R Revolving Credit Facility. The amendment enhanced the alignment with the Group’s stated sustainability initiatives by including sustainability performance targets (“SPTs”) similar to those included in the ABS IV, V and VI notes, extended the maturity of the Credit Facility to August 2026. In September 2023, the Group performed a semi-annual redetermination and the borrowing base was resized to $435 million, In November 2023, the borrowing base was resized to $305 million to reflect the movement of collateral for the issuance of the ABS VII Notes. In June 2024, the borrowing base was resized to $385 million to reflect the acquisition of Oaktree Capital assets.

In March 2025, in connection with the close of the Maverick Acquisition, the Group amended and restated the credit agreement governing its Credit Facility. The amendment extended the maturity of the Credit Facility to March 2029 and resized the borrowing base to $900 million, primarily resulting from the additional collateral acquired from Maverick. The Group utilised the proceeds from the upsized borrowing base to fund a portion of the Maverick acquisition and repay the outstanding principal on Term Loan II.

The Credit Facility has an interest rate of SOFR plus an additional spread that ranges from 2.75% to 3.75% based on utilisation. Interest payments on the Credit Facility are paid on a quarterly basis. Available borrowings under the Credit Facility were $391.96 million as of 30 June 2025 which includes the impact of $35 million in letters of credit issued to certain vendors.

The Credit Facility contains certain customary representations and warranties and affirmative and negative covenants, including covenants relating to: maintenance of books and records; financial reporting and notification; compliance with laws; maintenance of properties and insurance; and limitations on incurrence of indebtedness, liens, fundamental changes, international operations, asset sales, making certain debt payments and amendments, restrictive agreements, investments, restricted payments and hedging. The restricted payment provision governs the Group’s ability to make discretionary payments such as dividends, share repurchases, or other discretionary payments. DP RBL Co LLC must comply with the following restricted payments test in order to make discretionary payments (i) leverage is less than 1.5x and borrowing base availability is >25% (ii) leverage is between 1.5x and 2.0x, free cash flow must be positive and borrowing base availability must be >20%, or (iii) when leverage exceeds 2.0x for DP RBL Co LLC, restricted payments are prohibited.

Additional covenants require DP RBL Co LLC to maintain a ratio of total debt to EBITDA of not more than 3.25 to 1.00 and a ratio of current assets (with certain adjustments) to current liabilities of not less than 1.00 to 1.00 as of the last day of each fiscal quarter. The fair value of the ABS IX Notes was approximately $473 million as of 30 June 2025. The fair value of the Credit Facility approximates the carrying value as of 30 June 2025.

The Credit Facility contains three SPTs which, depending on the Group’s performance thereof, may result in adjustments to the applicable margin with respect to borrowings thereunder:

•	GHG Emissions Intensity: The Group’s consolidated Scope 1 emissions and Scope 2 emissions, each measured as MT CO2e per MMcfe;
•	Asset Retirement Performance: The number of wells the Group successfully retires during any fiscal year; and
•
TRIR Performance: The arithmetic average of the two preceding fiscal years and current period total recordable injury rate computed as the Total Number of Recordable Cases (as defined by the Occupational Safety and Health Administration) multiplied by 200,000 and then divided by total hours worked by all employees during any fiscal year.

The goals set by the Credit Facility for each of these categories are aspirational and represent higher thresholds than the Group has publicly set for itself. The economic repercussions of achieving or failing to achieve these thresholds, however, are relatively minor, ranging from subtracting five basis points to adding five basis points to the applicable margin level in any given fiscal year.

An independent third-party assurance provider will be required to certify the Group’s performance of the SPTs. As of 30 June 2025, the Group met or was in compliance with all sustainability-linked debt metrics.

(l) Nordic Bonds

In April 2025, the Group issued $300 million of new senior secured notes in the Nordic bond market at a 2% discount, resulting in net proceeds of $294 million (the “Nordic Bonds”). The proceeds were used for to repay existing indebtedness and for general corporate purposes. The Nordic Bonds mature in April 2029 and bear interest at a fixed rate of 9.75% per annum, payable semi-annually in arrears. The Nordic Bonds must comply with the following financial covenants (i) leverage ratio shall not exceed 3.5x, (ii) asset coverage ratio shall not be less than 1.20 to 1.00, (iii) book equity shall not be less than $500 million, and (iv) liquidity shall not be less than 25% of the outstanding bonds.

During the six months ended 30 June 2025, the Group incurred $6.89 million in interest related to the Nordic Bonds. The fair value of the Nordic Bonds was approximately $298.22 million as of 30 June 2025.

The Nordic Bonds are guaranteed by the Company, pursuant to a Norwegian law guarantee and related security. The Nordic Bonds will be listed for trading on the Oslo Stock Exchange by January 2026.

As of June 30, 2025, the Group was in compliance with all financial covenants for the Nordic Bonds.

(m) Carlyle joint venture agreement

On 22 June 2025, Diversified Gas & Oil Corporation entered into a memorandum of understanding with Carlyle Global Credit Investment Management LLC (the “Carlyle MoU”) relating to a strategic partnership to invest in up to $2 billion in existing PDP natural gas and oil assets across the United States. Under the Carlyle MoU, the Group will serve as the operator and servicer of the newly-acquired assets. As assets are acquired, Carlyle will pursue opportunities to securitise these assets to unlock long-term financing. The Carlyle MoU is valid for a period of three years, unless terminated in accordance with its terms.

The Carlyle MoU is governed by the laws of the State of Texas

Material Contracts

Canvas

Other than the Agreement, there are no other contracts, not being contracts entered into in the ordinary course of business, which have been entered into by Canvas or any member of the Canvas Group within the two years immediately preceding the date of this document and of those other contracts, not being contracts entered into in the ordinary course of business by any member of the Canvas Group, that contain provisions under which Canvas and/or any member of the Canvas Group has an obligation or entitlement which is or may be material to the Group as at the date of this document and which shareholders would require for the purpose of making a properly informed assessment of the transaction and its impact on Diversified: